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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          (AMENDMENT NO. ____________)*


                              DXP Enterprises, Inc.
             ------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
             ------------------------------------------------------
                         (Title of Class of Securities)


                                   454078 10 6
             ------------------------------------------------------
                                 (CUSIP Number)


                               November 24, 1996**
             ------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]      Rule 13d-1(b)

         [X]      Rule 13d-1(c)

         [ ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**This constitutes a late filing. The securities of DXP Enterprises, Inc. covered by this Schedule 13G were acquired prior to the registration of that class in November 1996. The reporting person's ownership of the issuer's securities has been appropriately reported in the issuer's initial registration statement on Form S-4, in the issuer's reports filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and under Section 16, while the reporting person served as an executive officer of the issuer. The reporting person retired as an executive officer of the issuer on 3/19/1999.




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CUSIP NO.
--------------------------------------------------------------------------------
  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Bryan H. Wimberly
--------------------------------------------------------------------------------
  2.    Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) [ ]
               -----------------------------------------------------------------
        (b) [ ]
               -----------------------------------------------------------------

        Not applicable.
--------------------------------------------------------------------------------
  3.    SEC Use Only
--------------------------------------------------------------------------------
  4.    Citizenship or Place of Organization

        United States
--------------------------------------------------------------------------------

     Number of             5.      Sole Voting Power

      Shares                       1,673,013 (395,005 as of 12/04/2003)(1)
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by                      None
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting                     1,673,013 (395,005 as of 12/04/2003)(1)
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                   None
--------------------------------------------------------------------------------
  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

        1,673,013 (395,005 as of 12/04/2003)(1)
--------------------------------------------------------------------------------
 10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)

        Not applicable.
--------------------------------------------------------------------------------
 11.    Percent of Class Represented by Amount in Row (9)

        10.4% (9.6% as of 12/04/2003)(1)
--------------------------------------------------------------------------------
 12.    Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------




-------------------------

(1) Includes 48,800 shares of common stock issuable upon exercise of an option. As reported in the issuer's annual report in Form 10-K for the year ended December 31, 1996, as of April 21, 1997, the reporting person owned 1,673,013 shares of common stock representing 10.4% of the issuer's outstanding stock as of such date.

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ITEM 1.

      (a)    Name of Issuer:

                 DXP Enterprises, Inc.

      (b)    Address of Issuer's Principal Executive Offices:

                 7272 Pinemont
                 Houston, Texas 77040

ITEM 2.

      (a)    Name of Person Filing:

                 Bryan H. Wimberly

      (b)    Address of Principal Business Office or, if none, Residence:

                 1306A Potomac
                 Houston, Texas 77057

      (c)    Citizenship:

                 United States

      (d)    Title of Class of Securities:

                 Common stock, par value $0.01 per share (the "Common Stock")

      (e)    CUSIP Number:

                 454078 10 6

ITEM 3.

             Not applicable.

ITEM 4.      OWNERSHIP.

             Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

             (a)      Amount beneficially owned:

                      1,673,010 (395,005 as of 12/04/2003).

             Includes 48,800 shares of common stock issuable upon exercise of an option. As reported in the issuer's annual report in Form 10-K for the year ended December 31, 1996, as of April 21, 1997, the reporting person owned 1,673,013 shares of common stock representing 10.4% of the issuer's outstanding stock as of such date.

             (b)      Percent of class:

                      10.4% (9.6% as of 12/04/2003)

             (c)      Number of shares as to which the person has:

                      (i)    Sole power to vote or to direct the vote

                             1,673,010 (395,005 as of 12/04/2003)

                      (ii)   Shared power to vote or to direct the vote

                             None

                      iii)   Sole power to dispose or to direct the disposition

                             of 1,673,010 (395,005 as of 12/04/2003)

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                      (iv)   Shared power to dispose or to direct the

                             disposition of

                             None

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

             Not applicable.

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

             Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

             Not applicable.

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

             Not applicable.

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP.

             Not applicable.

ITEM 10.     CERTIFICATION.

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



                                                  December 18, 2003
                                      -----------------------------------------
                                                         Date

                                               /s/ Brian H. Wimberly
                                      -----------------------------------------
                                                       Signature

                                                  Bryan H. Wimberly
                                      -----------------------------------------
                                                         Name